UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: NexPoint Capital, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

300 Crescent Court

Suite 700

Dallas, Texas 75201

Telephone number (including area code): (972) 628-4100

Name and address of agent for service of process:

Brian Mitts

Vice President and Chief Financial Officer

NexPoint Capital, Inc.

300 Crescent Court

Suite 700

Dallas, Texas 75201

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: August 15, 2014

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of Texas; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Dallas in the State of Texas on the 15th day of August, 2014.

NexPoint Capital, Inc.

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Vice President and Chief Financial Officer

Attest:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Secretary